                      SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C.    20549
                                  FORM  11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For fiscal year ended December 31, 1995

     A. Full title of the Plan:

        DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                              DEAN FOODS COMPANY
                              3600 N. RIVER ROAD
                        FRANKLIN PARK, ILLINOIS  60131
                           TELEPHONE:  312/625-6200

       DEAN FOODS COMPANY
INVESTMENT AND PROFIT SHARING PLAN

      FINANCIAL STATEMENTS

     DECEMBER 31, 1995 and 1994

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN

                        INDEX TO FINANCIAL STATEMENTS

                                                                                    Page
                                                                                    ----
Report of independent accountants                                                     1

Financial statements:

    Statement of net assets available for
    plan benefits at December 31, 1995 and 1994                                       2

   Statement of changes in net assets available
    for plan benefits for the year ended
    December 31, 1995                                                                 3

Notes to financial statements                                                         4-11

Assets held for investment as of
    December 31, 1995                                                        Schedule I

Transactions or series of transactions in excess of five percent of the
   current value of plan assets for the year ended December 31, 1995        Schedule II

Note: All other supplementary schedules have been omitted because they are not applicable.


                      REPORT OF INDEPENDENT ACCOUNTANTS
                      ---------------------------------


     June 10, 1996

     To the Participants and
     Administrator of the
     Dean Foods Company
     Investment and Profit Sharing Plan


     In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of the Dean Foods Company Investment and Profit Sharing Plan at December 31, 1995 and 1994, and the changes in its financial status for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Security Act of 1974. The fund information in the footnotes to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

     Price Waterhouse LLP

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AT DECEMBER 31, 1995 AND 1994
                        -----------------------------


                                                        1995                   1994
                                                        ----                   ----
  Investments, at market value (Note 3):
   Holding account                                 $    (21,092)          $     37,755
   Balanced fund                                     20,839,480             12,383,704
   Money market fund                                          -                    256
   Equity Income fund                                44,294,958             31,307,367
   GIC fund                                             502,546             16,502,299
   Mayfield GIC fund                                          -              2,479,496
   Dean Foods stock fund                             16,273,193             16,529,319
   Government fixed fund                             58,960,376             41,473,238
   Reiter Dairy Plan account                            240,541                263,944
   International fund                                 3,509,394              1,308,453
   Equity growth fund                                 9,964,034              5,743,956
   Florida Plan real estate assets                    2,422,513              1,158,130
                                                   ------------           ------------
       Total investments                            156,985,943            129,187,917
                                                   ------------           ------------

  Employer and employee contributions receivable        878,066                488,941
  Employer profit sharing contribution receivable     2,493,380              1,305,009
  Loans to participants                               3,435,332              2,936,067
  Interest and dividends receivable                       8,538                  1,700
                                                   ------------           ------------
  Net assets available for Plan benefits           $163,801,259           $133,919,634
                                                   ============           ============

        The accompanying notes are an integral part of this statement.

                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                        FOR PLAN BENEFITS FOR THE YEAR
                           ENDED DECEMBER 31, 1995

    Source of assets:
     Investment income:
        Unrealized appreciation in market value of investments       $ 13,000,779
        Realized net gains on sales of investments                      2,368,140
     Interest                                                           4,127,878

        Dividends                                                         411,777
        Other Income                                                       40,009
                                                                     ------------
                                                                       19,948,583
                                                                     ------------
     Contributions:
      Employer contributions                                            3,338,290
    Employee contributions                                             12,767,926
      Profit sharing contributions                                      5,338,478
                                                                     ------------
                                                                       21,444,694
                                                                     ------------

     Transfer of assets from other plans                                2,624,943
     Participant rollovers from other plans                               635,171
                                                                     ------------
             Total sources of assets                                   44,653,391
                                                                     ------------
    Application of assets:
     Benefit payments to Plan participants                             14,707,463
     Fees and expenses                                                     64,303
                                                                     ------------
             Total applications of assets                              14,771,766
                                                                     ------------
    Increase in net assets during the year                             29,881,625
    Net assets available for Plan benefits, beginning of year         133,919,634
                                                                     ------------
    Net assets available for Plan benefits, end of the year          $163,801,259
                                                                     ============


        The accompanying notes are an integral part of this statement.
                              DEAN FOODS COMPANY
                      INVESTMENT AND PROFIT SHARING PLAN
                      ----------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------



NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to employees of Dean Foods Company (the Company) who have met certain length-of-service requirements.

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed thirteen percent of their annual compensation. The Company is required to match participant contributions in an amount equal to twenty-five percent of the first six percent of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in ten percent increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.

The Company believes that the Plan will continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all assets of the Plan would become fully vested with the participants and would be distributed in accordance with the provisions of the Plan.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

Investments

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the trade date. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

Expenses of the Plan

Trustee fees and other administrative expenses of the Plan are paid by the Plan. Legal and audit fees associated with the Plan are paid by the Company.

Benefits payable

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1995 and 1994 were $407,140 and $1,182,468, respectively.

NOTE 3 - INVESTMENTS:

Effective October 1, 1994, the Plan began offering an international equity fund and an equity growth fund. These funds are comprised of stocks, bonds and cash. The balanced fund, equity income fund, international equity fund, equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. These funds hold various securities and financial instruments under investment guidelines specified by Diversified Investment Advisors.

The money market fund, guaranteed income fund (GIC), Reiter Dairy Plan fund and the Florida plan funds are frozen. Beginning on January 1, 1995 the assets in the money market and GIC funds are being transferred to the government fixed fund as they mature. The assets in the Reiter Dairy Plan fund and the Florida Plan fund are being liquidated as they mature. The Mayfield GIC fund merged into the GIC fund in October 1994.

The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value).

The Plan's assets are invested as follows:

                         December 31, 1995
    -----------------------------------------------------------
                                                  Shares/
                                                par value              Cost             Market value
                                                ---------              ----             ------------
    Holding account:
       Cash                                                       $    (21,093)         $    (21,093)
    Balance fund:
       Corporate bonds                                              16,849,215            20,839,481
    Equity fund:
       Common stock                                                 26,352,708            44,294,958
    GIC fund:
       Corporate bonds                                                  16,704                16,704
       Mortgages, notes and contracts                                  486,029               485,842
    Government fixed fund:
       U.S. government issues                                       58,960,377            58,960,377
    Reiter Dairy fund:
       Short-term investments                                           37,979                37,979
       Mortgages and contracts                                         256,300               202,562
    Dean Foods stock fund:
       Common stock                              590,379            15,842,403            16,235,422
       Short-term investments                                           37,770                37,770
    Equity growth fund:
       Common stock                                                  8,599,475             9,964,035
    International fund:
       Common stock                                                  3,113,125             3,509,393
    Florida Plan fund:
       Common stock                                                    705,302               633,981
       Short-term investments                                        1,788,532             1,788,532
                                                                  ------------          ------------

                                                                  $133,024,826          $156,985,943
                                                                  ============          ============



                  December 31, 1994
    --------------------------------------------
                                            Shares/
                                          par value         Cost            Market value
                                          ---------         ----            ------------
    Holding account:
       Short-term investments                           $     37,755        $     37,755
    Balance fund:
       Corporate bonds                                    12,033,902          12,383,704
    Money market fund:
       Short-term investments                                    256                 256
    Equity fund:
       Common stock                                       22,950,554          31,307,367
    GIC fund:
       Corporate bonds                                    16,502,487          16,502,299
    Mayfield GIC fund:
       Mortgages and contracts                             2,456,232           2,456,232
       Short-term investments                                 23,264              23,264
    Government fixed fund:
       U.S. government issues                             41,467,585          41,467,585
       Cash                                                    5,653               5,653
    Equity growth fund:
       Common stock                                        5,513,700           5,743,956
    International fund:
       Common stock                                        1,319,947           1,300,238
       Short-term investments                                  8,215               8,215
    Reiter Dairy Plan account:
       Short-term investments                                 61,382              61,382
       Mortgages and contracts                               256,300             202,562
    Dean Foods stock fund:
       Common stock                         567,285       14,966,328          16,451,265
       Short-term investments                                 78,054              78,054
    Florida Plan real estate assets
       Mortgages and contracts                               478,537           1,090,702
       Short-term investments                                 67,428              67,428
                                                        ------------        ------------

                                                        $118,227,579        $129,187,917
                                                        ============        ============

The changes in unrealized appreciation/(depreciation) of investments during the year ended December 31, 1995 were as follows:

                              January 1,                   December 31,
                               1995        Appreciation       1995
                              balance     (Depreciation)     balance
                              -------     --------------     -------
Balanced fund              $   349,802       3,640,464     3,990,266
Equity income fund           8,356,813       9,585,437    17,942,250
GIC fund                          (189)              -          (189)
Reiter Dairy Plan account      (53,738)              -       (53,738)
Dean Foods stock fund        1,484,938      (1,091,916)      393,022
Equity growth fund             230,256       1,134,303     1,364,559
International fund             (19,709)        415,977       396,268
Florida Plan assets            612,165        (683,486)      (71,321)
                           -----------     -----------   -----------
Total                      $10,960,338     $13,000,779   $23,961,117
                           ===========     ===========   ===========


The aggregate proceeds, costs, and realized gains/(losses) resulting from the sale of investments for the year ended December 31, 1995 were as follows:


                         Aggregate               Aggregate               Realized
                         proceeds                  cost                 gain/(loss)
                         --------                  ----                 ----------
Balanced fund          $ 1,645,902              1,458,092                 187,810
Equity income fund       4,060,911              2,700,363               1,360,548
GIC fund                17,268,498             17,268,498                       -
Mayfield GIC fund        1,943,108              1,943,108                       -
Government fixed fund   10,284,526             10,284,526                       -
Dean Foods stock fund    2,811,812              2,669,999                 141,813
Equity growth fund         970,808                887,015                  83,793
International fund         924,444                888,799                  35,645
Florida Plan fund        1,593,025              1,034,494                 558,531
                       -----------            -----------              ----------
Total                  $41,503,034            $39,134,894              $2,368,140
                       ===========            ===========              ==========


NOTE 4 - SUMMARY OF FINANCIAL STATEMENT BALANCES BY FUND:

Following is a summary of certain financial statement balances by fund at December 31, 1995 and 1994:

                                                                           Interest and
                                                                             Dividend            Benefit
     1995                       Receivables          Contribution             Income             Payments
     ----                       -----------          ------------          ------------          --------
Balanced fund                   $1,117,947             3,263,422                1,906           1,809,018
Money market fund                        0              (113,019)                   6                   0
Equity income fund               1,739,767             5,304,798                2,971           3,029,737
GIC fund                                62                     0              622,625             603,006
Mayfield GIC fund                        0                     0               25,098                   0
Government fixed fund            1,985,387             6,879,760            3,451,261           6,721,311
Reiter Dairy plan account              191                 1,080                   37              14,707
Dean Foods stock fund            1,104,875             3,608,996              417,712           1,220,719
Equity growth fund                 649,519             1,882,258                1,073             588,299
International fund                 210,147               617,399                  564             279,442
Florida plan fund                    7,421                     0               16,402             441,224
                                ----------           -----------           ----------         -----------
Total                           $6,815,316           $21,444,694           $4,539,655         $14,707,463
                                ==========           ===========           ==========         ===========

                                                                          Interest and
                                                                            Dividend            Benefit
     1994                      Receivables          Contribution             Income             Payments
     ----                      -----------          ------------          ------------          --------
Balanced fund                   $  714,290             2,577,938                2,686             139,060
Money market fund                  293,270               869,601                2,599             797,074
Equity income fund               1,272,630             3,900,629                5,437           1,689,686
GIC fund                                69                     0            1,305,632           1,416,511
Mayfield GIC fund                      113                     0              266,467              47,340
Government fixed fund            1,234,737             4,216,803            1,292,979           2,417,471
Reiter Dairy plan account              296                     0               25,034             240,794
Dean Foods stock fund              875,637             3,077,739              307,944           1,010,359
Equity growth fund                 326,398             1,104,538                1,168             115,390
International fund                  14,277                27,096                  222                   0
                                ----------           -----------           ----------          ----------
Total                           $4,731,717           $15,774,344           $3,210,168          $7,873,685
                                ==========           ===========           ==========          ==========

NOTE 5 - INCOME TAX STATUS:

The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. As such, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 - PLAN MERGERS:

Effective October 1, 1994 the T.G. Lee and McArthur Dairies' Florida Profit Sharing Plan (the Florida Plan) merged into the Plan. At this time, participants in the Florida Plan became participants in the Plan and the Florida Plan was terminated. The net assets of the Florida Plan were transferred to the Plan's Trustee.

Effective May 1, 1994 the Aunt Jane Foods Company Money Purchase Pension Plan (the Aunt Jane Foods Plan) merged into the Plan. At this time, participants of the Aunt Jane Foods Plan became participants of the Plan and the Aunt Jane Foods Plan was terminated. The net assets of the Aunt Jane Foods Plan were transferred to the Plan's Trustee.

                                                                      SCHEDULE I

                                                              DEAN FOODS COMPANY
                                              INVESTMENT AND PROFIT SHARING PLAN
                                              ----------------------------------

                           ASSETS HELD FOR INVESTMENT
                AS OF DECEMBER 31, 1995 (LINE 27A OF FORM 5500)
                -----------------------------------------------



                                   DESCRIPTION
  IDENTITY OF ISSUE                OF INVESTMENT                  COST           FAIR VALUE
  ------------------               -------------                  ----           -----------

  *DEAN FOODS COMPANY              COMMON STOCK               $15,842,403        $16,235,423

  DIVERSIFIED INVESTMENT
  ADVISORS INTERNATIONAL
  EQUITY FUND                      INSURANCE CONTRACTS          3,114,090          3,510,360

  DIVERSIFIED INVESTMENT
  ADVISORS EQUITY GROWTH
  FUND                             INSURANCE CONTRACTS          8,600,452          9,965,011

  DIVERSIFIED INVESTMENT
  ADVISORS EQUITY INCOME
  FUND                             INSURANCE CONTRACTS         26,353,746         44,295,996

  DIVERSIFIED INVESTMENT
  ADVISORS BALANCED
  FUND                             INSURANCE CONTRACTS         16,850,576         20,840,842

  DIVERSIFIED INVESTMENT
  ADVISORS GIC FUND                INSURANCE CONTRACTS             16,704             16,704

  GOVERNMENT FIXED FUND            INSURANCE CONTRACTS         58,960,816         58,960,816

  TRAVELERS INSURANCE
  #GR-13655                        INSURANCE CONTRACTS            484,870            484,870

  FRANK RUSSELL REAL ESTATE
  EQUITY FUND                      REAL ESTATE                    705,302            633,981

  *NORTHERN TRUST COLLECTIVE
  SHORT-TERM INVESTMENT
  FUND                             CASH EQUIVALENTS             1,878,823          1,878,823

  SUNDRY ASSETS                    MISCELLANEOUS                  217,044            163,117
                                                             ------------       ------------
                                                             $133,024,826       $156,985,943
                                                             ============       ============


*PARTY IN INTEREST

                                                                     SCHEDULE II
                                                                     -----------

                                                              DEAN FOODS COMPANY
                                              INVESTMENT AND PROFIT SHARING PLAN
                                              ----------------------------------

                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                        INVOLVING AN AMOUNT IN EXCESS OF
                  FIVE PERCENT OF THE CURRENT VALUE OF ASSETS
          FOR THE YEAR ENDED DECEMBER 31, 1995 (LINE 27d OF FORM 5500)
          ------------------------------------------------------------




                              Description of
                          asset (include interest                                                           Expense
Identity of party          rate and maturity in                           Selling                        incurred with    Cost of
   involved                    case of loan)         Purchase Price        Price         Lease Rental     transaction      asset
- ----------------------    -----------------------    --------------      ----------      ------------    -------------    -------
Diverisfied Investment
 Advisors                   Equity Income Fund           $6,104,931               -               -                -             -

Diversified Investment
 Advisors                   Equity Income Fund                    -      $4,060,911               -                -    $2,700,363

The Northern Trust          Collective Investment
 Company                    Fund                          6,567,898               -               -                -             -

The Northern Trust          Collective Investment
 Company                    Fund                                  -       6,566,928               -                -     6,566,928

The Northern Trust          Collective Investment
 Company                    Fund                         22,050,404               -               -                -             -

The Northern Trust          Collective Investment
 Company                    Fund                                  -      20,328,375               -                -    20,328,375

Diversified Investment
 Advisors                   Balanced Fund                 6,274,969               -               -                -             -

Diversified Investment
 Advisors                   Balanced Fund                         -       1,645,902               -                -     1,458,092

Diversified Investment      Government
 Advisors                   Fixed Fund                   27,777,757               -               -                -             -

Diversified Investment      Government
 Advisors                   Fixed Fund                            -      10,284,526               -                -    10,284,526

Diversified Investment
 Advisors                   GIC Fund                        682,995               -               -                -             -

Diversified Investment
 Advisors                   GIC Fund                              -      17,168,498               -                -    17,168,498


                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                        INVOLVING AN AMOUNT IN EXCESS OF
                  FIVE PERCENT OF THE CURRENT VALUE OF ASSETS
          FOR THE YEAR ENDED DECEMBER 31, 1995 (LINE 27d OF FORM 5500)
          ------------------------------------------------------------

                             Current value
                              of asset on
Identity of party             transaction          Net gain
   involved                      date              or (loss)
- -----------------------      -------------         ---------

Diversified Investment
 Advisors                       $6,104,931

Diversified Investment
 Advisors                       $4,060,911        $1,360,548

The Northern Trust
 Company                         6,567,898                 -

The Northern Trust
 Company                         6,566,928                 -

The Northern Trust
 Company                        22,050,404                 -

The Northern Trust
 Company                        20,328,375                 -

Diversified Investment
 Advisors                        6,274,969                 -

Diversified Investment
 Advisors                        1,645,902           187,810

Diversified Investment
 Advisors                       27,777,757                 -

Diversified Investment
 Advisors                       10,284,526                 -

Diversified Investment
 Advisors                          682,995                 -

Diversified Investment
 Advisors                       17,168,498                 -

                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                        DEAN FOODS COMPANY
                        INVESTMENT AND PROFIT SHARING PLAN

                        By: /s/ Gerald W. Berger
                            ------------------------------
                            Gerald W. Berger
                            Member of Plan Administrative
                            Committee for Dean Foods Company
                            Investment and Profit Sharing Plan

Date:    June 28, 1996












GWB/mj   11-K